SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

One Horizon Group, Inc.
(Name of Issuer)

Common Stock, par value $0.0001
(Title of Class of Securities)

68235H 304
(CUSIP Number)

Zhanming Wu c/o Dachao Asset Management (Shanghai) Co., LTD. No. 868 Puming Road, Building No. 5, Room 703 Shanghai, China 200120 86-21-68772818-801
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 8, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)
(Page 1 of 5  Pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 68235H 304		Page 2 of 5 Pages

1	NAME OF REPORTING PERSON
Zhanming Wu

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
PF (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
The People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
15,129,630

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
15,129,630

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,129,630[1]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
45.1%[2]

14	TYPE OF REPORTING PERSON
IN

[1]	See Item 5 herein.
[2]	This percentage is calculated based upon 33,400,215 shares of the Issuer’s common stock outstanding as of March 12, 2018, based on information contained in the Issuer’s annual report on Form 10-K for the year ended December 31, 2017, plus an additional 129,630 shares of the Issuer’s common stock, in aggregate, issuable upon the exercise of the Class C Warrant and the Class D Warrant by the Reporting Person.

SCHEDULE 13D
CUSIP No. 68235H 304		Page 3 of 5 Pages

This Amendment No. 2 to Schedule 13D (this “Schedule 13D/A”) amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission on September 14, 2017 (the “Schedule 13D”) and Amendment No. 1 to Schedule 13D (“Amendment No. 1”) filed with the Securities and Exchange Commission on December 14, 2017 with respect to shares of the common stock, $0.0001 par value per share (the “Common Stock”), of One Horizon Group, Inc., a corporation organized under the laws of the State of Delaware (the “Issuer”). The Issuer’s principal executive office is located on 34 South Molton Street, London W1K 5RG, United Kingdom. Unless otherwise indicated, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Schedule 13D. From and after the date hereof, all references in the Schedule 13D to the Schedule 13D or terms of similar import shall be deemed to refer to the Schedule 13D as amended and supplemented by Amendment No. 1 and this Schedule 13D/A.

Item 4.  Purpose of Transaction

Item 4 of the Schedule 13D is amended and restated as set forth below:

The Common Stock and the Securities exercisable into Common Stock owned by the Reporting Person were initially acquired for investment purposes without a view to public distribution or resale. However, on March 8, 2018, the Reporting Person notified the Issuer of the Issuer’s non-compliance with the Purchase Agreement and a side letter agreement, dated August 2, 2017 (the “Side Letter Agreement”). The Reporting Person requested that the Issuer comply with the aforementioned agreements by, among other things: (1) registering under the Securities Act of 1933 the resale of the Common Stock held by the Reporting Person, and (2) ensuring that the Issuer obtains the prior written consent of the Reporting Person prior to undertaking any of the following actions:

1.	issuing, offering, selling or granting any shares of the Issuer’s capital stock to any person or entity;

2.	issuing any secured or unsecured indebtedness or similar instrument or related guarantee; or

3.	consummating any merger, acquisition or similar transaction except for any acquisition of an asset in the ordinary course of business and consistent with past practice.

Other than as described in this Schedule 13D/A, the Reporting Person has no current plans or proposals that would be related to or would result in any of the matters described in Items 4(a)–(j) of Schedule 13D, though the Reporting Person reserves the right to acquire, or dispose of, additional securities of the Issuer in the ordinary course of business, to the extent deemed advisable in light of its general investment and trading policies, market conditions or other factors, or to change his intention with respect to any or all of the matters referred to in this Item 4.

Additionally, the Reporting Person intends to review his investment in the Issuer on a continuing basis and may from time to time in the future express his views to and/or meet with the Issuer’s management and/or board of directors (the “Board”). The Reporting Person may in the future formulate plans or proposals regarding the Issuer’s business, strategies, assets, corporate governance, Board composition and other matters related to the Issuer. The Reporting Person may take positions or make proposals with respect to the foregoing, including his right to appoint four directors to the Board, as a means of enhancing shareholder value, and may change his intention with respect to any and all matters referred to in this Item 4. Such proposals or positions may include one or more plans that relate to or would result in any of the actions required to be reported herein.

SCHEDULE 13D
CUSIP No. 68235H 304		Page 4 of 5 Pages

Item 5.  Interest in Securities of the Issuer

Item 5(a) of the Schedule 13D is hereby amended and restated to read as follows:

(a)	As of April 10, 2018, the Reporting Person may be deemed to beneficially own, or may be deemed to have the right within 60 days to acquire beneficial ownership of, 15,129,630 shares of Common Stock, constituting approximately 45.1% of shares outstanding based on 33,529,845 shares of Common Stock outstanding as of March 12, 2018, which includes 129,630 shares of Common Stock, in aggregate, issuable upon exercise by the Reporting Person of the Class C Warrant and the Class D Warrant, which currently have exercise prices of $18.00 per share and $21.00 per share, respectively. The amount of Common Stock underlying the Class C Warrant and Class D Warrant and the exercise prices have been adjusted to account for the Issuer’s 6:1 reverse stock split, which was completed on April 14, 2017.

Item 5(b) of the Schedule 13D is hereby amended and restated to read as follows:

(b)	The Reporting Person has sole power to vote and to dispose of the 15,129,630 shares of Common Stock that may be deemed to be beneficially owned by him.

Item 7.  Material to Be Filed as Exhibits

The following are filed herewith as Exhibits to the Schedule 13D:

Exhibit 1-

Securities Purchase Agreement dated December 22, 2014 (Previously filed as an exhibit to the Issuer’s Current Report on Form 8-K filed with the SEC on December 29, 2014 and incorporated herein by reference)

Exhibit 2-	Form of Convertible Debenture (Previously filed as an exhibit to the Issuer’s Current Report on Form 8-K filed with the SEC on December 29, 2014 and incorporated herein by reference)

Exhibit 3-	Form of Amended and Restated Class C Warrant (Previously filed as an exhibit to the Issuer’s Current Report on Form 8-K filed with the SEC on January 23, 2015 and incorporated herein by reference)

Exhibit 4-	Form of Amended and Restated Class D Warrant (Previously filed as an exhibit to the Issuer’s Current Report on Form 8-K filed with the SEC on January 23, 2015 and incorporated herein by reference)

Exhibit 5-	Agreement, dated September 4, 2017, by and between the Issuer and Zhanming Wu with respect to the Convertible Debenture (Previously filed as an exhibit to the Issuer’s Current Report on Form 8-K filed with the SEC on September 8, 2017 and incorporated herein by reference)

Exhibit 6-	Letter, dated September 14, 2017, from Mark B. White to Zhanming Wu with respect to the Common Stock (Previously filed as an exhibit to the Reporting Person’s Schedule 13D/A filed with the SEC on December 14, 2017 and incorporated herein by reference)

Exhibit 7-	Side Letter Agreement, dated August 2, 2017, from Dachao Asset Management (Shanghai) Co., LTD, on behalf of Zhanming Wu, to the Issuer*

_________________

* Filed herewith

SCHEDULE 13D
CUSIP No. 68235H 304		Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule 13D is true, complete and correct.

Dated as of April 10, 2018

By:	/s/ Zhanming Wu
Name: Zhanming Wu